Transcript of

ASA Limited

ASA Limited September 2009 Corporate Update

September 3, 2009

Participants

David Christensen, ASA Limited, President & Chief Executive Officer

Vicki Veltkamp Larson, Positively PR, LLC

Presentation

Coordinator

Greetings, and welcome to the ASA Limited September 2009 Corporate Update conference call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Vicki Veltkamp. Thank you. Ms. Veltkampf, you may now begin.

Vicki Veltkamp Larson

Hello. Welcome to ASA Limited’s September 2009 Corporate Update. This is our first investor update call. Let us hope that this will become a regular feature of ASA’s communication with shareholders and the investment community. Investors who wish to provide feedback related to the call today may use the “Contact Us” feature on ASA’s Website at www.asaltd.com. We apologize for the brief delay this morning, as this is the first time that we’re doing this and getting the slides up here, but you should be able to see those momentarily at ASA’s Website with your sign-in.

On the call with us today we have David Christensen, ASA’s President and Chief Executive Officer, and he’ll be available for questions at the end of today’s call. But before we get started, I need to remind you that any forward-looking statements made today by the management comes under the Private Securities Litigation Reform Act. Our business involves a number of risks that could cause results to differ from projections, and investors are urged to consider those disclosures and discussions pertaining to risk that can be found in ASA’s SEC filings. It should also be noted that past investment performance discussed in this conference call is not indicative of future investment results. So with that, I’d like to turn the call over to ASA Limited’s President and Chief Executive Officer, David Christensen. David?

David Christensen, ASA Limited, President & CEO

Thank you, Vicki, I appreciate the introduction. I apologize again for the delay. We’ve had some problems with the Website, getting it running properly.

As most of you may know, ASA is one of the oldest precious metals investment vehicles in the market, having been established in the late 1950’s at a time of rapid development of the South African gold fields. Charles Engelhard, a mining industrialist, originally started the Company as a means for U.S.-based investors to participate in the growth of the South African gold mining industry. At the time, international investment was at its infancy, and the ease of cross-border investing was not what we know today, and ASA provided investors a unique means to participate in the rapid growth of the industry.

ASA has now been listed on the New York Stock Exchange under the symbol ASA for more than 50 years, and is the only foreign SEC-registered closed-end investment company to maintain a listing on the exchange. Over the years the Company has moved from South Africa and is today a Bermuda company, solely as a result of the changes in South Africa that made maintaining our South African roots unfavorable for U.S. investors. Our operations, management, and the majority of the board of directors remain U.S. citizens. A subsequent change in the fund’s investment portfolio after our move to Bermuda facilitated the diversification of the fund more extensively beyond its South African precious metals roots, to create the globally diversified precious metals portfolio that ASA is today.

In addition to ASA’s unique status on the New York Stock Exchange, ASA is one of the very few internally managed closed-end funds on the market. Being internally managed, the fund remains highly specialized, with a minimum of overhead and infrastructure, which allows the Company to closer monitor operating costs and maintain a close linkage with the board of directors, which concentrates on a single product versus a family of funds, which is typical at most institutions.

Presently, the management team consists of three individuals: Myself, David Christensen, President and CEO of the Company; Mr. Paul Wustrack, the Company’s Secretary and Chief Compliance Officer; and Larry Nardolillo, the Chief Financial Officer of the Company. Our board of directors has been made up historically and is now made up of many influential and experienced individuals from the mining, investment banking and fund management industries. That’s a bit about our Company. Now let’s take a look at what’s happening in the gold market.

There are a variety of positive factors that have supported the gold price over the last couple of years. In our view, the most important fundamental contributing to the increase in the gold price has been a dramatic improvement in supply/demand equation. Declining global production, a cap on central bank gold sales, and the commencement of gold purchases by some countries as they seek to reduce their exposure to the U.S. dollar, combined with strong demand for physical metal from investors in the form of ETFs and gold coins, have all contributed in driving prices from the low levels of a couple of years ago and have helped sustain prices during the last two years.

Factors offsetting some of the positive supply/demand fundamentals are a significant reduction in gold use in the manufacture of gold jewelry, and more recently, a slowing in gold ETF products – at least that was until yesterday when demand spiked again. Of course, these fundamentals are supported by more emotive reasons as well, as many investors have looked to protect their wealth in the past, such as fears of rising inflation, a weakening of the U.S. dollar, or banking crises and general fears over market volatility. Without these psychological factors to support gold investment over the last twelve months, we suspect the gold price could have been significantly more volatile.

We anticipate gold prices will remain strong well into 2010 due to the continued fears of a rise in global inflation, as well as potential weakness in the U.S. dollar. Further increases in Chinese diversification with foreign exchange reserves, some of which have gone into gold, could also help to support the gold price. Briefly, we’ll discuss some of these more significant trends.

My apologies for the somewhat complicated chart, as there’s almost 125 years of information contained in this picture, but it’s our experience that understanding the long-term trends in this industry assist one in determining the future gold price direction. As you can see from the chart, the various gold rushes, the discovery of the California and Alaska gold fields, the two World Wars, the Depression, as well as the discovery of the South African gold fields, have all had significant impacts on world gold production. Likewise, during this period, as the value of the dollar fluctuated and operating costs rose, gold production waxed and waned accordingly.

The most important event was probably the removal of the conversion of gold into dollars by Nixon in the 1970’s, and the change in mining technology which occurred a couple of years later in around 1980. The combination resulted in a massive surge in global gold output. Starting in 1982, the next ten years witnessed one of the most significant increases in production ever seen, as low-grade gold projects were brought online due to the improvements in technology. This surge in production suppressed the gold price for at least the next ten years.

It’s our view that the growth in global gold production that has occurred in the last 20 years has now run its course, and that new projects discovered in the 1980’s and developed in the 1990’s are now in decline and closing as a result of rising operating costs, increased environmental restrictions, and the diminishing quality of the remaining reserves. As can be seen in the chart, these supply cycles are not six-month, quick rotational types of events, but rather, multi-year, even decade-long cycles. We do not foresee a change in this trend unless we see a significant increase in the gold price well beyond where it’s presently trading, or a change in mining technology allowing the extraction of gold that is not presently possible. These trends should continue to support the gold price for a couple of years to come.

In the late 1990’s, gold jewelry demand also began to wane, which helped to further suppress the gold price between the years of about ’98 and 2002. Other products such as platinum, leather, silver and even wood began to take market share from gold. The reduction in jewelry demand has lowered annual off-take by almost a thousand tonnes per annum over this period, offsetting many of the positive benefits that we are witnessing from global gold production decline.

As a consequence of the changing consumer tastes, annual jewelry demand has declined to represent less than 58% of total gold demand in the last year versus as high as 85% in the late 1990’s. With the gold market in recession, it makes one ask what has been holding up the gold price in the last couple of years. The answer to this question resides in slide No. 8, which illustrates the dramatic increase in gold that’s been socked away into various investment accounts.

The attached chart does not represent all retail and institutional gold demand; rather, this chart represents only the combined holdings of the largest gold ETFs. In addition to this demand, gold investors have acquired coins, futures and other products that have sharply increased the demand for gold in recent years as an investment product. The 45 million ounces of gold presently held in these accounts, or roughly 1,400 metric tonnes, represents approximately seven months of the total global gold production and would make these funds the sixth-largest gold reserve in the world if it was a country, just behind France but larger than the holdings of China.

We expect the growth in demand for these bullion products could slow over the next two years as competing products are developed and fears over the current global financial system begin to abate. Some of this demand may be replaced by an improvement in jewelry consumption as consumers return to the marketplace post-recession. Already Tiffany’s has upgraded their outlook for the coming year in terms of jewelry sales. However, we’d expect the trends in global gold production, which are clearly flat to declining, should continue to be supportive of the gold price going forward.

In addition to supply/demand fundamentals which we believe dictate the long-term trends for gold, the market clearly pays a great deal of attention to the other factors which can motivate investors to seek the prestige and safety of gold. Investors remain concerned about the risk of a financial system collapse that could wipe out their savings, thereby requiring the government to step in with financial guarantees and prop up the financial institutions, which down the road could result in potentially higher inflation in the year to come.

This slide demonstrates the circular nature of this scenario which has led many investors to seek the safety of gold. As recently as yesterday, these fears could be witnessed exerting influence in the gold market as investors rush to gold, pushing prices through significant resistance levels on fears that the speed and magnitude of economic recovery may drive inflation rates higher than expected.

The outlook for the precious metals companies is, in our view, improving relative to that of gold bullion. During the last two years, precious metals producers suffered severely as a result of the sharp increase in capital costs, rising input costs such as electricity and oil, and higher wages. These pressures have abated sharply in the last six months, and the most recent results from gold producers have demonstrated rising operating margins and improving cash flow despite the flat to declining production profile they have in terms of output.

Capital availability for mining projects has also increased since the dark days of last September and January. Mining contractors are being more agreeable in developing projects as the demand for their skills has subsided along with the decline in construction activity. These are all very beneficial factors we believe will improve the performance of the gold-mining companies during the next several quarters.

While gold production continues to slow globally, ASA has searched for those companies that still have the potential to increase gold production and to increase their financial position and thus improve returns to shareholders. These factors have the potential to provide upside well in excess of the returns available from gold bullion alone; however, gold and precious metals shares also have considerable risk attached to them, such as political risks, mining risks, management issues and other such risks typical to operating companies in a capital-intensive industry. In our view, these can be mitigated successfully through diversified portfolios such as ASA.

The closed-end fund also has a competitive advantage in this market. Earlier this year when capital was unavailable, the open-end and ETF funds were faced with significant redemptions and were unable to help finance the construction of some of the new gold-mining projects and provide the equity capital that has been the lifeblood of keeping these companies going. In at least one case, ASA was able to step up and provide capital in a situation where few others could. This was a high-risk investment at the time, but we felt the risks were justified given the diversification of the portfolio and the relatively small portion of the portfolio that was invested. Our knowledge of the projects and the relationships with management has all been beneficial to us in determining these investments. The return on this investment has been very good as the sector improved and the capital market risks have decreased, but this investment is a good example of why a closed-end fund, which doesn’t have the same redemption pressures, in certain circumstances can be the best way to participate in a given sector such as precious metals.

ASA’s knowledge of the industry, the companies, the assets and the management teams of the major precious metals companies allows us a high level of access to management and the ability to make qualitative decisions about the investment in our portfolio. I try to meet with the management of each of our companies at least once a year and as often as four times or more a year. Over the years, I’ve visited most of the operating gold mines held by these companies in almost every region of the world. I’ve also worked in this industry from all angles, as a former sell-side analyst, portfolio manager, and part of the senior management team for a 10million-ounce gold company. This provides extensive experience from which to judge our investments in the sector, the depth of management, and their ability to deliver on their commitments in the marketplace.

There are a large variety of factors that ASA takes into account in determining which companies to add to the portfolio. The factors listed here are not in any particular order of importance, as at times some will take precedence over others. For example, in balancing the portfolio we may substitute lower quality for lower operating leverage to achieve similar results, or perhaps consider a rather dull company in terms of growth, but it might be trading at a very low valuation that might make sense at other times. Each of these factors can be laid out and compared against their rivals to optimize the portfolio strategy.

Moreover, the balance of these assets in the portfolio is constantly monitored and incrementally adjusted to changing market dynamics. At times we may wish to be slightly more conservatively balanced, while at others we prefer to assume a somewhat higher level of risk. Driving the entire picture, however, is the management teams of these companies. Good management is our first and most important criteria in selecting a security portfolio.

The board and management of ASA view discount management very seriously and there has been a concerted effort over the last year to lower the discount that ASA shares trade in the market. As many of you are aware, closed-end funds typically trade at a discount to the net asset value in the marketplace. On the one hand, the discount is a significant advantage to investors, as one can purchase a diversified portfolio of stocks at a discount to their intrinsic value. On the other hand, once investors have acquired a stake, they would naturally like to see that discount lowered to improve their investment returns. Most recently there has been a noticeable improvement in this discount. My goal is to sustain the recent trends and hopefully narrow the discount at which the shares trade over the coming year.

As many of you no doubt noticed, two days ago ASA announced the commencement of a tender offer for 10% of our outstanding shares at a purchase price of 98% of NAV. This offer is to remain open to shareholders until October 2nd of this year unless it is extended by the Company. Should more than 10% of the shares be tendered during the offer, shares will be purchased on a prorated basis. The board is committed to purchase an additional 10% of the outstanding shares during its 2010 fiscal year should the shares trade at a discount exceeding 10% during a measurement period to be announced by the board. During the pendency of the offer, I’m unfortunately unable to speak much more about the tender offer. Tender offer documents have been mailed to all shareholders and have been filed with the SEC and of course can be accessed on our Website as well.

Quickly on to asset allocation: As you may have noticed, the asset allocation of the ASA portfolio has changed significantly during the last three years. There have been incremental changes and several new names that have increased our weighting sharply towards the Canadian gold mining sector which has lightened up on our historical South African gold shareholdings. The two charts above are illustrative of the dramatic transformation that has taken place in the portfolio during this period.

Previously, ASA was largely a South African precious metals portfolio with some of its investments in other countries of the world. In the three years we’ve gone from 43.5% of the portfolio invested in South African gold producers down to 13.6% of the portfolio at the end of the last month. Conversely, our investments in the higher-growth Canadian companies have increased from 10.6% to 33% during the same period. It should be noted that the decline in assets at the bottom of the page reflects the nearly $200 million worth of shares we purchased and cancelled under the tender program of last year.

In early 2009, ASA has generally outperformed the Financial Times Gold Mines Index, which the board of directors deemed earlier this year as our performance benchmark. Over a one-year basis, performance of the Company has trailed that of the FT gold share index just slightly. The reason for the underperformance was a sharper downturn felt by the platinum mining companies as a consequence of the global recession and our larger platinum holdings relative to that of the Financial Times gold index, which doesn’t own any. It should come as no surprise that platinum, of which the largest user is the automotive industry, came under pressure during late last year due to the decline in global automotive sales. However, in recent months, these same investments tended to outperform the gold shares sharply, contributing to the outperformance of the fund year to date.

I’ll be frank: Dividend income and the Company’s ability to pay dividends from current investment income are under some pressure as a result of the changes. Gold and precious metals producers have not traditionally been significant dividend payers. ASA in the past four years was able to maintain a higher-than-industry yield as it was in the past invested in lower growth, higher dividend paying mining shares. Additionally, the platinum mining shares which carried lower valuations also paid out a significant portion of their cash flow in the form of dividends during the last five years. This allowed ASA to pass those dividends along to our shareholders. As a result of becoming a higher-growth-oriented portfolio, the tender offers – the most recent one as well as the one last year – and lower dividend income received from the platinum mining companies, we’re expecting dividend income during the coming 12 months to be significantly lower than in previous years. However, it’s our goal to offset the reduction in income with improved performance from a reinvigorated portfolio going forward.

Vicki Veltkamp Larson

Thank you, David, and that’s today’s formal presentation, so operator, could you please give the instructions for the question-and-answer period.

Coordinator

Thank you. [Instructions given.]

We appear to have no questions at this time. I’d like to turn the call back over to the speakers.

Vicki Veltkamp Larson

We’d like to thank you all for joining us today on the call, and that concludes the September 2009 ASA Limited Corporate Update. We encourage investors to visit ASA’s Website for further information or for a replay of this presentation at www.asaltd.com. If you wish to provide feedback related to today’s call or have questions that you didn’t wish to ask on the call today, please use the “Contact Us” feature on ASA’s Website, or you can call ASA’s management directly at 1-800-432-3378. We appreciate your time today and thank you for joining us. Have a good day.